Exhibit (a)(9)

                      [TYCO INTERNATIONAL LTD. LETTERHEAD]

FOR IMMEDIATE RELEASE                                  CONTACT:
                                                       David P. Brownell
                                                       Senior Vice President
                                                       (603) 778-9700


         TYCO INTERNATIONAL COMPLETES TENDER OFFER FOR ELECTOSTAR, INC.


     Exeter, New Hampshire, January 6, 1997 -- Tyco International Ltd. (NYSE-TYC) a diversified manufacturer of industrial and commercial products announced today that the $14 per share cash tender offer for all outstanding common shares of ElectroStar, Inc. (NASDAQ-ESTR) ("ElectroStar") expired by its terms at 12:00 midnight, New York City time, on January 3, 1997.

     According to Chase Mellon Shareholder Services, L.L.C., the depositary, 7,407,972 common shares, representing approximately 98% of the outstanding common shares of ElectroStar, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

     Tyco is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging material, flow control products, electrical and electronic components and is the world's largest manufacturer and installer of fire and safety systems and services. The Company operates in more than 50 countries around the world and has revenues in excess of $6 billion.


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